Filed Pursuant to Rule 433
Registration Nos. 333-212328
and 333-212328-01
September 8, 2016
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 8, 2016)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	2.450% Senior Notes due October 1, 2023
Expected Ratings:*	Baa1 (Stable) / A- (Negative) / BBB+ (Stable) (Moody’s/Standard & Poor’s/Fitch)
Size:	$350,000,000
Initial Public Offering Price:	99.922%
Maturity Date:	October 1, 2023
Treasury Benchmark:	1.375% due August 31, 2023
Benchmark Treasury Yield:	1.462%
Spread to Treasury:	100 basis points
Re-offer Yield:	2.462%
Optional Redemption:
Make-Whole Call:	Prior to August 1, 2023 at T+15 basis points
Par Call:	On or after August 1, 2023 at 100%
Coupon:	2.450%
Interest Payment Dates:	April 1 and October 1 of each year, beginning April 1, 2017
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AA6/US8426EPAA69
Trade Date:	September 8, 2016
Expected Settlement Date:	September 13, 2016 (T+3)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA Inc. MUFG Securities Americas Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:
BB&T Capital Markets, a division of BB&T Securities, LLC
CIBC World Markets Corp.
Fifth Third Securities, Inc.
TD Securities (USA) LLC
Drexel Hamilton, LLC
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
The Williams Capital Group, L.P.

Concurrent Offering:
$550,000,000 of Southern Company Gas Capital Corporation’s 3.950% Senior Notes due October 1, 2046, expected to be issued on September 13, 2016. The closing of the offering of the 2.450% Senior Notes due October 1, 2023 is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-0167, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA Inc. toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.